UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In November 2020, Sanofi issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated November 18, 2020: European Commission approves Supemtek® (quadrivalent recombinant influenza vaccine) for the prevention of influenza in adults aged 18 years and older

Exhibit 99.2	Press release dated November 18, 2020: Rilzabrutinib granted FDA Fast Track Designation for treatment of immune thrombocytopenia

Exhibit 99.3	Press release dated November 18, 2020: FDA grants priority review for avalglucosidase alfa, a potential new therapy for Pompe disease

Exhibit 99.4	Press release dated November 14, 2020: FDA issues Complete Response Letter for sutimlimab, an investigational treatment for hemolysis in adults with cold agglutinin disease

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated November 18, 2020: European Commission approves Supemtek® (quadrivalent recombinant influenza vaccine) for the prevention of influenza in adults aged 18 years and older

Exhibit 99.2	Press release dated November 18, 2020: Rilzabrutinib granted FDA Fast Track Designation for treatment of immune thrombocytopenia

Exhibit 99.3	Press release dated November 18, 2020: FDA grants priority review for avalglucosidase alfa, a potential new therapy for Pompe disease

Exhibit 99.4	Press release dated November 14, 2020: FDA issues Complete Response Letter for sutimlimab, an investigational treatment for hemolysis in adults with cold agglutinin disease

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 19, 2020	SANOFI

	By	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Markets

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